March 26, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scot Foley Mail Stop 4720

Re:	Myriad Genetics, Inc. Form 10-K for Fiscal Year Ended June 30, 2009 File No. 000-26642

Ladies and Gentlemen:

On behalf of Myriad Genetics, Inc., a Delaware corporation (the “Company”), I am hereby filing this response to the comments contained in the letter dated March 12, 2010, from Mr. Jeffrey P. Riedler, Assistant Director, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to me concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (the “2009 Annual Report”). The 2009 Annual Report was filed with the Commission on August 26, 2009.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “Myriad,” “we,” “us,” “our,” the “Company” and similar designations refer to Myriad Genetics, Inc. and its subsidiaries.

Item 1. Business, page 2

Patents and Proprietary Rights, page 5

Comment:

1.	We note in your disclosure that you currently own or license 213 issued patents in the United States and foreign countries. Please include in your disclosure a description of all material patents, identify which patents are related to which product families, the range of expiration dates of those patents and the jurisdictions to which they apply.

Response:

In response to this comment, we propose to revise the disclosure in the “Patents and Proprietary Rights” section of Item. 1 Business in all future filings by the Company under the Exchange Act where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. We will update and complete the disclosure on the number of issued patents and patent applications which are bracketed below in the next filing of our Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

Patents and Proprietary Rights

We own or have exclusive license rights to [        ] issued patents as well as numerous patent applications in the United States and foreign countries. These patents and patent applications cover a variety of subject matter including, diagnostic biomarkers such as genes, proteins, gene expression signatures, antibodies, disease-associated genetic mutations and single-nucleotide polymorphisms, diagnostic methods involving novel biomarkers, diagnostic kits and assays, general molecular diagnostic techniques, correlation claims, and methods for disease treatment.

The following is a summary of key U.S. patents covering our current molecular diagnostic products. Many of the issued U.S. patents relating to BRACAnalysis, Colaris, Colaris AP, Melaris and Prezeon also have related foreign issued patents in various countries, including in Europe, Canada, Japan, Australia and New Zealand, claiming similar subject matter and having similar expiration dates. For many of the patents, we hold rights through exclusive or non-exclusive license agreements, which are summarized in the following section under the caption “License Agreements.” We also own additional patent applications and hold other non-exclusive license rights to patents which cover various aspects of our products or processes.

BRACAnalysis. We own or have exclusive license rights to [        ] issued U.S. patents relating to BRACAnalysis. These U.S. patents have terms that are expected to expire commencing in 2014, with the last patent expected to expire in 2025. These patents contain multiple claims, including claims relating to BRCA1 and BRCA2 compositions of matter on isolated BRCA nucleic acids, methods of detecting mutations in the BRCA1 and BRCA2 genes and their use for diagnosing predisposition to breast or ovarian cancer, and general molecular diagnostic technology applicable to BRACAnalysis.

COLARIS. We own or have non-exclusive license rights to [        ] issued U.S. patents relating to Colaris. These U.S. patents have terms that are expected to expire commencing in 2013, with the last patent expected to expire in 2023. These patents contain multiple claims, including claims relating to MLH1 and MSH2 compositions of matter on isolated MLH1 and MSH2 nucleic acids, methods of detecting mutations in the MLH1 and MSH2 genes and their use for diagnosing predisposition to colorectal or uterine cancer, and general molecular diagnostic technology applicable to Colaris.

COLARIS AP. We own or have exclusive license rights to [        ] issued U.S. patents relating to Colaris AP. These U.S. patents have terms that are expected to expire commencing in 2017, with the last patent expected to expire in 2026. These patents contain multiple claims, including claims relating to MYH compositions of matter on isolated MYH nucleic acids, methods of detecting mutations in the MYH gene and their use for diagnosing predisposition to colorectal cancer, and general molecular diagnostic technology applicable to Colaris AP.

MELARIS. We own or have exclusive license rights to [        ] issued U.S. patents relating to Melaris. These U.S. patents have terms that are expected to expire commencing in 2014, with the last patent expected to expire in 2023. These patents contain multiple claims, including claims relating to methods of detecting mutations in the p16 gene and their use for diagnosing predisposition to melanoma, and general molecular diagnostic technology applicable to Melaris.

PREZEON. We have exclusive license rights to [        ] issued U.S. patents relating to Prezeon. These U.S. patents have terms that are expected to expire commencing in 2017, with the last patent expected to expire in 2018. These patents contain multiple claims, including claims relating to PTEN compositions of matter on isolated PTEN nucleic acids and antibodies and methods of detecting PTEN expression and PTEN mutations.

OnDose. We have exclusive license rights to [        ] issued U.S. patent relating to OnDose. This U.S. patent has a term that is expected to expire in 2025, and contains multiple claims, including claims relating to methods and kits for performing immunoassays to measure 5-fluorouracil levels in a sample.

THERAGUIDE 5-FU. We own [        ] U.S. patent applications relating to TheraGuide 5-FU. Subject to applicable extensions, we anticipate that the expiration dates of these patent applications, if issued, will commence in 2027. These patent applications disclose varied subject matter, including subject matter relating to compositions of matter on DPYD nucleic acids containing specific mutations and diagnostic methods relating to DPYD mutations.

PROLARIS. We own or have exclusive license rights to [        ] U.S. patent application and one international patent application relating to Prolaris. Subject to applicable extensions, we anticipate that the expiration dates of these patent applications, if issued, will commence in 2030. These patent applications disclose varied subject matter, including composition of matter claims on gene expression signatures and methods of determining risk of cancer recurrence based on gene expression signatures.

We intend to seek patent protection in the United States and major foreign jurisdictions for genes, proteins, antibodies, diagnostic markers, technologies, methods, processes and other inventions which we believe are patentable and where we believe our interests would be best served by seeking patent protection. However, any patents issued to us or our licensors may not afford meaningful protection for our products or technology or may be subsequently circumvented, invalidated or narrowed or found unenforceable. Any patent applications which we have filed or will file or to which we have licensed or will license rights may not issue, and patents that do issue may not contain commercially valuable claims. In addition, others may obtain patents having claims which cover aspects of our products or processes which are necessary for or useful to the development, use or performance of our diagnostic products. Should any other group obtain patent protection with respect to our discoveries, our commercialization of our molecular diagnostic products could be limited or prohibited.

Our products and processes may also conflict with patents which have been or may be granted to competitors, academic institutions or others. As the biotechnology and molecular diagnostic industries expand and more patents are issued, the risk increases that our products and processes may give rise to interferences filed by others in the U.S. Patent and Trademark Office or foreign patent offices, or to claims of patent infringement by other companies, institutions or individuals. In addition, third parties could bring legal actions against us seeking to invalidate our owned or licensed patents, claiming damages, or seeking to enjoin clinical testing, developing and marketing of our products or processes. For example, as disclosed under “Item 3 — Legal Proceedings” of this Annual Report, we are currently defending a suit seeking to invalidate 15 claims under seven patents covering our BRACAnalysis test. If any of these actions are successful, in addition to any potential liability for damages, we could lose patent coverage for our products, be required to cease the infringing activity or obtain a license in order to continue to develop or market the relevant product or process. We may not prevail in any such action, and any license required under any such patent may not be made available on acceptable terms, if at all. Our failure to maintain patent protection for our products and processes or to obtain a license to any technology that we may require to commercialize our products and technologies could have a material adverse effect on our business.

We also rely upon unpatented proprietary technology, and in the future may determine in some cases that our interests would be better served by reliance on trade secrets or confidentiality agreements rather than patents or licenses. These include some of our genomic, proteomic, RNA expression, DNA analysis, IHC, robotic and bioinformatic technologies which may be used in discovering and characterizing new genes and proteins and ultimately used in the development or analysis of molecular diagnostic products. To further protect our trade secrets and other proprietary information, we require that our employees and consultants enter into confidentiality and invention assignment agreements. However, those confidentiality and invention assignment agreements may not provide us with adequate protection. We may not be able to protect our rights to such unpatented proprietary technology and others may independently develop substantially equivalent technologies. If we are unable to obtain strong proprietary rights to our processes or products, competitors may be able to market competing processes and products.

Exhibits

Comment:

2.	We note that you have filed as an exhibit your form Executive Retention Agreement. Please file each existing Executive Retention Agreement with your named executive officers. These agreements are management contracts that should be included as exhibits, pursuant to Item 601 (a)(10)(iii)(A).

Response:

We supplementally advise the Staff that the Company’s Executive Retention Agreements with its named executive officers are identical except as to the parties thereto and the dates of execution. In response to this comment, we propose that the exhibit index be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the exhibit listing for these agreements. In addition, the Company will file updated forms of the agreements to list at the end of each agreement the names of the executives who are parties to the agreement and the date of execution of the agreement with the Company.

Exhibit Index

10.[30]	.1	Form of Executive Retention Agreement+@	10-Q (Exhibit 10.1)	05/04/05	000-26642
	.2	Form of Amendment to Form of Executive Retention Agreement+@	10-Q (Exhibit 10.1)	02/05/08	000-26642

(+)	Management contract or compensatory plan arrangement.
(@)	The agreements with these executives are identical except for the executive who is a party to the agreement and the date of execution, which are listed at the end of the exhibit.

*        *        *

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

We hope that the above responses and the proposed revisions to the Company’s future filings will be acceptable to the Commission. Please do not hesitate to call me at (801) 883-3378 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Richard M. Marsh Richard M. Marsh
EVP and General Counsel

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Scott A. Samuels, Esq.